SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METRON TECHNOLOGY N.V.

(Name of Issuer)

Common Shares, par value € 0.44 per share

(Title of Class of Securities)

N5665B105

(CUSIP Number)

Applied Materials, Inc.

3050 Bowers Avenue

P.O. Box 58039

Santa Clara, California 95054

Attention: Joseph J. Sweeney,

Group Vice President, Legal Affairs and Intellectual Property, and Corporate Secretary

(408) 727-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Richard Millard, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

August 16, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N5665B105	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) APPLIED MATERIALS, INC. 94-1655526
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 8 SHARED VOTING POWER: 4,355,733[1] 9 SOLE DISPOSITIVE POWER: 0 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,355,733[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.29%[2]
14	TYPE OF REPORTING PERSON: CO

[1]	4,355,733 common shares are subject to the Voting Agreements between Applied Materials, Inc. and certain officers, directors and shareholders of Metron Technology N.V. (as described in Items 3 and 4 below), of which 3,266,189 common shares are outstanding and 1,089,544 common shares are issuable upon exercise of outstanding options that are either currently vested or will vest within 60 days of August 16, 2004.
[2]	Based upon 13,921,540 common shares outstanding after the issuance of 1,089,544 common shares upon exercise of outstanding options subject to the Voting Agreements (described in Items 3 and 4 below) that are either currently vested or will vest within 60 days of August 16, 2004.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common shares, par value € 0.44 per share (“Common Shares”), of Metron Technology N.V., a company organized under the laws of The Netherlands (“Metron” or “Issuer”). The principal executive offices of Metron are located at 4425 Fortran Drive, San Jose, California 95134.

Item 2. Identity and Background

The name of the corporation filing this Statement is Applied Materials, Inc., a Delaware corporation (“Applied”). Applied is the largest supplier of products and services to the global semiconductor industry. The address of Applied’s principal business is 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95054.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Applied, (ii) the residence or business address of each of the executive officers and directors of Applied, (iii) present principal occupation or employment of each of the executive officers and directors of Applied, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Applied is the same as the address of Applied’s principal business.

Neither Applied nor, to the knowledge of Applied, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to the judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Voting Agreements described in Item 4 of this Statement (the terms of which are hereby incorporated by reference) were entered into by Applied and certain shareholders of Metron (the “Shareholders”) as an inducement to Applied to enter into the Purchase Agreement described in Item 4 of this Statement (the terms of which are hereby incorporated by reference). Applied did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements. In addition, the Shareholders granted Applied an irrevocable proxy for the purpose of voting the Common Shares covered by the Voting Agreements.

Item 4. Purpose of Transaction

(a) – (c) Pursuant to a Stock and Asset Purchase Agreement, dated as of August 16, 2004, by and between Applied and Metron (the “Purchase Agreement”), upon the terms and subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by the shareholders of Metron and receipt of applicable regulatory approvals), Metron will sell and assign, and Applied will purchase and assume, substantially all of Metron’s assets and liabilities (the “Transaction”). A copy of the Purchase Agreement is attached hereto as Exhibit 1 and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the Purchase Agreement, in order to induce Applied to enter into the Purchase Agreement, Applied and each of the Shareholders entered into the respective Voting Agreements, dated August 16, 2004 (the “Voting Agreements”). Pursuant to the Voting Agreements, each of the Shareholders irrevocably appointed the directors of Applied as such Shareholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Transaction. The foregoing proxies provide the directors of Applied the limited right to vote or deliver a consent with respect to each of the Common Shares beneficially owned by the Shareholders, at every meeting of the Shareholders of Metron called with respect to any of the following, and at every adjournment thereof, and in every action or approval by written consent of the Shareholders in lieu of such a meeting with respect to any of the following: (i) in favor of adoption and approval of (a) the Purchase Agreement, the Transaction and the other matters contemplated by the Purchase Agreement, (b) any matter in furtherance of the Transaction and any of the other transactions contemplated by the Purchase Agreement and the Voting Agreements, and (c) the waiver of any notice to Shareholder that may have been or may be required relating to the Transaction or any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (ii) against any (a) Company Takeover Proposal (as defined in the Purchase Agreement) made by any person other than Applied, without regard to any recommendation from Metron’s Boards of Directors to shareholders concerning such Company Takeover Proposal, and without regard to the terms of such Company Takeover Proposal, (b) any agreement, amendment of any agreement (including Metron’s articles of association or other organizational documents), or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the Transaction and any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (c) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Metron, the Purchased Companies or their Subsidiaries (each as defined in the Purchase Agreement) in the Purchase Agreement. A copy of the form of the Voting Agreements is attached hereto as Exhibit 2 and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

(d) Other than as a result of the Transaction described in Item 3, Item 4(a) – (c) above and Item 4(e) – (f) below, not applicable.

(e) – (f) The Purchase Agreement restricts Metron from, among other matters, engaging in certain transactions, including extraordinary corporate transactions (other than the Transaction), making acquisitions, selling assets, incurring indebtedness, changing its capitalization and paying dividends and otherwise requires Metron to operate in the ordinary course of business.

(g) Not applicable.

(h) As soon as practicable following the consummation of the Transaction, Metron intends to wind up its affairs, including delisting its securities from NASDAQ, liquidating and dissolving.

(i) Not applicable.

(j) Other than as a result of the Transaction described in Item 3, Item 4(a) – (c) and Item 4(e) – (f) above, not applicable.

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreements, Applied may be deemed to be the beneficial owner of 4,355,733 Common Shares as of August 16, 2004. Such Common Shares constitute approximately 31.29% of the issued and outstanding Common Shares, based on 13,921,540 shares, which includes 12,831,996 Common Shares issued and not held in treasury as of August 13, 2004 (as represented by Metron in the Purchase Agreement) and assuming that all 1,089,544 options exercisable within 60 days of August 16, 2004 and subject to the Voting Agreements were exercised. However, Applied (i) is not entitled to any rights as a shareholder of Metron as to the foregoing Common Shares and (ii) disclaims any beneficial ownership of the Common Shares which are subject to the Voting Agreements.

To the knowledge of Applied, no person listed on Schedule A hereto has an equity or other ownership interest in Metron.

Set forth on Schedule B hereto is the name of the Shareholders that have entered into the Voting Agreements, and to the knowledge of Applied, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c) To the knowledge of Applied, no transaction in the class of securities reported on this Statement have been effected during the past 60 days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to Item 5(a) and Item 2.

(d) To the knowledge of Applied, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities identified in Items 5(a) – (b) on this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Purchase Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Applied, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1. Stock and Asset Purchase Agreement, dated as of August 16, 2004, by and between Applied Materials, Inc. and Metron Technology N.V.

2. Form of Voting Agreement, dated as of August 16, 2004, by and between Applied Materials, Inc. and certain shareholders of Metron set forth on Schedule B hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2004	APPLIED MATERIALS, INC.

	By:	/s/ Joseph J. Sweeney
Joseph J. Sweeney
Group Vice President, Legal Affairs and Intellectual Property, and Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF APPLIED MATERIALS, INC.

The following sets forth the name, business address and present principal occupation or employment of each executive officer and director of Applied. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95054.

Name	Title and Present Principal Occupation
James C. Morgan	Chairman of the Board of Directors, Applied Materials, Inc.

Michael R. Splinter	President, Chief Executive Officer and Director, Applied Materials, Inc.

Joseph R. Bronson	Executive Vice President and Chief Financial Officer, Applied Materials, Inc.

Franz Janker	Senior Vice President, Sales and Marketing, Applied Materials, Inc.

Dan Maydan	Director and President Emeritus, Applied Materials, Inc.

Michael H. Armacost	Director, Applied Materials, Inc. Shorenstein Distinguished Fellow, Asia/Pacific Research Center, Stanford University Encina Hall, Room E301 Stanford, CA 94305-6055

Deborah A. Coleman	Director, Applied Materials, Inc. General Partner, SmartForest Ventures LLC 209 SW Oak, 1st Floor Portland, OR 97204

Herbert M. Dwight, Jr.	Director, Applied Materials, Inc. Chief Executive Officer, Optical Coating Laboratory, Inc. (retired)

Philip V. Gerdine	Director, Applied Materials, Inc. Executive Director (Overseas Acquisitions), Siemens AG (retired)

Paul R. Low	Director, Applied Materials, Inc. Chief Executive Officer, P.R.L. Associates

Name	Title and Present Principal Occupation
Steven L. Miller	Director, Applied Materials, Inc. Chairman and President, SLM Discovery Ventures, Inc.

Gerhard Parker	Director, Applied Materials, Inc. Executive Vice President, New Business Group, Intel Corporation (retired)

Willem P. Roelandts	Director, Applied Materials, Inc. Chairman, President and Chief Executive Officer, Xilinx, Inc. 2100 Logic Drive San Jose, CA 95124-3400

SCHEDULE B

SHAREHOLDERS PARTY TO A VOTING AGREEMENT

WITH APPLIED MATERIALS, INC.

The following table sets forth the name and present principal occupation or employment of each Shareholder of Metron that has entered into a Voting Agreement with Applied in connection with the Purchase Agreement, and the aggregate number of Metron common shares beneficially owned by each such Shareholder as of August 16, 2004. Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o Metron Technology, 4425 Fortran Drive, San Jose, CA 95134.

Shareholder Party to Voting Agreement	Shares Beneficially Owned
Entegris Inc. 3500 Lyman Boulevard Chaska, Minnesota 55318	1,052,887 shares and 28,125 shares upon the exercise of outstanding options, warrants or other rights

FSI International, Inc. 3455 Lyman Boulevard Chaska, Minnesota 55318	1,497,003 shares and 29,063 shares upon the exercise of outstanding options, warrants or other rights

Segal Investments LP	129,528 shares and 0 shares upon the exercise of outstanding options, warrants or other rights

Edward D. Segal, Chairman, Chief Executive Officer and Managing Director of Metron	458,959 shares and 626,886 shares upon the exercise of outstanding options, warrants or other rights

Douglas McCutcheon, Senior Vice President, Chief Financial Officer and Managing Director of Metron	22,138 shares and 53,750 shares upon the exercise of outstanding options, warrants or other rights

Dennis R. Riccio, President, Chief Operating Officer and Managing Director of Metron	21,437 shares and 253,594 shares upon the exercise of outstanding options, warrants or other rights

Greg Greskovich, Vice President (Fab Solutions) and Managing Director of Metron	0 shares and 28,750 shares upon the exercise of outstanding options, warrants or other rights

Shareholder Party to Voting Agreement	Shares Beneficially Owned
Robert Anderson, Supervisory Director of Metron Former Chairman and Chief Executive Officer of Yield Dynamics, Inc.	82,237 shares and 31,875 shares upon the exercise of outstanding options, warrants or other rights

Dana Ditmore, Supervisory Director of Metron President of Oak Valley Consulting, Inc.	0 shares and 0 shares upon the exercise of outstanding options, warrants or other rights

Joel Elftmann, Chairman of Supervisory Board of Directors of Metron; President of Custom Fab Solutions LLC 7600 Quattro Dr. Chanhassen, MN 55317	0 shares and 2,813 shares upon the exercise of outstanding options, warrants or other rights

William George, Supervisory Director of Metron Senior Vice President, Operations, ON Semiconductor 5005 East McDowell Road Phoenix, AZ 85008	0 shares and 0 shares upon the exercise of outstanding options, warrants or other rights

Bruce Jaffe, Supervisory Director of Metron Chief Financial Officer and Vice President of LogicVision, Inc. 25 Metro Drive, Third Floor San Jose, CA 95110	2,000 shares and 14,063 shares upon the exercise of outstanding options, warrants or other rights

Sho Nakanuma, Supervisory Director of Metron Former Chairman of Ando Electric Company	0 shares and 20,625 shares upon the exercise of outstanding options, warrants or other rights